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January 13, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:    Evan Ewing

   Jay Ingram

Re:	Eve Holding, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 13, 2023

File No. 333-265337

Dear Mr. Ewing and Mr. Ingram:

On behalf of our client, Eve Holding, Inc, (the “Company”), we hereby provide the Company’s responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2023 (the “Comment Letter”) with respect to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed with the Commission on December 23, 2022.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Mr. Evan Ewing and Mr. Jay Ingram

U.S. Securities and Exchange Commission

January 13, 2023

Registration Statement on Form S-1

Liquidity and Capital Resources, page 88

1.

It appears that you inadvertently removed disclosure previously added in response to our comment letters dated June 27, 2022 and August 10, 2022. Please revise this section to include the disclosure responsive to our previous comments or explain why those comments are no longer applicable.

In response to the Staff’s comment, the Company has revised the disclosure to reinsert the disclosure previously added in response to the Staff’s comment letters on pages 88-90 of the Amended Registration Statement.

Executive Compensation , page 105

2.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

In response to the Staff’s comment, the Company has revised the disclosure to include compensation disclosure related to the fiscal year ended December 31, 2022 on pages 108-110 of the Amended Registration Statement.

* * * * *

Please contact me at (212) 735-7886 or thomas.greenberg@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Thomas W. Greenberg, Esq.

cc:	Flávia Pavie, General Counsel, Eve Holding, Inc.

Paul T. Schnell, Skadden, Arps, Slate, Meagher & Flom LLP